Exhibit 20

                                              CONTACTS: Media Inquiries
                                                        Christine A. Zwicke
                                                        248/435-7774
                                                        zwickeca@meritorauto.com

                                                        Investor Inquiries
                                                        Paul R. Ryder
                                                        248/435-4702
                                                        ryderpr@meritorauto.com


                Meritor Announces Restructuring Actions To Reduce
                Operating Costs And Further Improve Efficiencies

TROY, Mich., (June 15, 2000) -- Meritor Automotive, Inc. (NYSE:MRA) today announced several restructuring actions that it expects will significantly reduce costs and improve operational efficiencies. The company plans to rationalize operations at selected facilities in Europe and trim its global workforce, resulting in a net reduction of approximately 500 employees.
     Meritor expects these actions will require a net cash outlay of about $10 million, and will result in a restructuring charge of approximately $26 million ($16 million after tax, or $0.26 per share) in its third fiscal quarter ending June 30, 2000. The company estimates these actions will reduce operating costs by about $21 million annually ($13 million after tax, or $0.21 per share) beginning in fiscal year 2001.
     Meritor Chairman and Chief Executive Officer, Larry D. Yost, explained: "We are continuously seeking ways to enhance product quality, broaden customer service and focus on our core strengths. At the same time, we are proactively responding to changes in the markets we serve, including the planned downturn in North American truck production. The actions we announced today will have a direct and positive impact on Meritor's bottom line."


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     Of the $26 million total pre-tax charge, about $19 million relates to employee severance benefits, with the balance primarily associated with the rationalization of operations. The restructuring actions will help Meritor extend its record of improved financial performance and achieve its financial goals, with the overall objective of creating long-term value for shareowners.
     Yost said: "This restructuring initiative reflects our relentless efforts to drive down the fixed-cost base of the company. Our Heavy Vehicle Systems business will account for approximately 60 percent of the charge, primarily encompassing staff reductions and the elimination of excess manufacturing capacity. The remaining 40 percent relates to our Light Vehicle Systems business, where we also expect to improve operating efficiencies by combining activities."
     Meritor, with 1999 sales of $4.5 billion, is a global supplier of a broad range of systems and components for commercial, specialty and light vehicle OEMs and the aftermarket. Meritor consists of two businesses: Heavy Vehicle Systems, a leading supplier of complete drivetrain systems and components for medium- and heavy-duty trucks, trailers and off-highway equipment and specialty vehicles, including military, bus and coach, and fire and rescue; and Light Vehicle Systems, a major supplier of roof, door, access control and suspension systems, and wheel products for passenger cars, light trucks and sport utility vehicles.
                                      # # #

This news release contains statements relating to future results that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in the company's Securities and Exchange Commission filings.


For more information, visit the Meritor website at http://www.meritorauto.com